SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 6) (1)

BRASS EAGLE INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

10553F 10 6
(CUSIP Number)

December 8, 2003
(Date of Event Which Requires Filing of this Statement)

     (1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on Following Pages)

SCHEDULE 13G/A
Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if None, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. Rule 13d-1(b), or Rule 13d-2(b) or (c), Information:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certifications:
SIGNATURE

CUSIP No. 10553F106	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHARTER OAK PARTNERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF CONNECTICUT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER	-0-

	6	SHARED VOTING POWER	-0-

	7	SOLE DISPOSITIVE POWER	-0-

	8	SHARED DISPOSITIVE POWER	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0%

12	TYPE OF REPORTING PERSON		PN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer: Brass Eagle Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1201 S. E. 30th Street
Bentonville, AR 72712

Item 2(a)	Name of Person Filing: Charter Oak Partners

Item 2(b)	Address of Principal Business Office or, if None, Residence:

10 Wright Street, Suite 210
Westport, CT 06880

Item 2(c)	Citizenship: State of Connecticut

Item 2(d)	Title of Class of Securities: Common Stock, $.01 par value

Item 2(e)	CUSIP Number: 10553F 10 6

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: -0-

(b)	Percent of Class: 0%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER OAK PARTNERS

/s/ Anthony J. Dowd

Name: Anthony J. Dowd
December 15, 2003	Title: Director of Private Investments

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